UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 7)

Under the Securities Exchange Act of 1934

SUPERCOM LTD
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
M87095101
(CUSIP Number)
September 1, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐              Rule 13d-1(b)

☒               Rule 13d-1(c)

☐               Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS
IBEX INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,293,863

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,293,863

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,293,863

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
JUSTIN B. BORUS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,293,863

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,293,863

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,293,863

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

1	NAMES OF REPORTING PERSONS
IBEX ISRAEL FUND 1 LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
IBEX ISRAEL FUND LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,882,000

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,882,000

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,882,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
IBEX MICROCAP FUND LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
411,863

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
411,863

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
411,863

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1.

(a)         Name of Issuer:

SUPERCOM LTD. (the “Issuer”)

(b)         Address of Issuer’s Principal Executive Office:

1 Shenkar Street
Hertzliya Pituach, Israel

Item 2.

(a)         Name of Person Filing:

Ibex Investors LLC (“Ibex Investors”), formerly known as Lazarus Management Company LLC
Justin B. Borus
Ibex Israel Fund 1 LLLP (“Ibex Israel 1”), formerly known as Lazarus Israel Opportunities Fund LLLP
Ibex Israel Fund LLLP (“Ibex Israel”), formerly known as Lazarus Israel Opportunities Fund II LLLP
Ibex Microcap Fund LLLP (“Ibex Microcap”), formerly known as Lazarus Investment Partners LLLP (together with Ibex Investors, Ibex Israel 1, Ibex Israel and Mr. Borus, the “Reporting Persons”)

(b)         Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is c/o Ibex Investors LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209.

(c)         Citizenship:

Reference is made to Item 4 of pages 2–6 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

(d)         Title of Class of Securities:

Ordinary Shares, Par Value NIS 0.0588235

(e)         CUSIP Number:

M87095101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☒	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of pages 2 - 6 of this Schedule, which Items are incorporated by reference herein.

Ibex Investors is the investment adviser of Ibex Israel 1, Ibex Israel and Ibex Microcap, and consequently may be deemed to have voting control and investment discretion over the securities owned by Ibex Israel 1, Ibex Israel and Ibex Microcap.  Justin B. Borus is the manager of Ibex Investors.  As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Ibex Investors.  The foregoing should not be construed in and of itself as an admission by Ibex Investors or Mr. Borus as to beneficial ownership of the shares owned by Ibex Israel or Ibex Microcap.  Each of Ibex Investors and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule 13G except to the extent of its or his pecuniary interests therein.

The calculation of percentage of beneficial ownership in Item 11 of pages 2-6 was calculated based on 14,938,339 Ordinary Shares outstanding as of December 31, 2016 as reported in the Issuer’s Form 20-F/A filed with the Securities and Exchange Commission on May 25, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

As of September 1, 2017, Ibex Israel 1 ceased to be a beneficial owner of more than 5 percent of the class of securities because on September 1, 2017, in connection with the creation of a master-feeder fund structure, Ibex Israel 1 transferred all of its securities of the Issuer into Ibex Israel in exchange for partnership interests in Ibex Israel.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 2017

IBEX INVESTORS LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

/s/ Justin B. Borus
Justin B. Borus
IBEX ISRAEL FUND 1 LLLP By: Ibex GP LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

IBEX ISRAEL FUND LLLP By: Ibex GP LLC its general partner
By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager
IBEX MICROCAP FUND LLLP By: Ibex Investors LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

EXHIBIT INDEX

Exhibit A – Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:  September 6, 2017

IBEX INVESTORS LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

/s/ Justin B. Borus
Justin B. Borus
IBEX ISRAEL FUND 1 LLLP By: Ibex GP LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

IBEX ISRAEL FUND LLLP By: Ibex GP LLC its general partner
By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager
IBEX MICROCAP FUND LLLP By: Ibex Investors LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager